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                       G. DAVID GORDON & ASSOCIATES, P.C.
                          7633 E 63rd Place, Suite 210
                              Tulsa, Oklahoma 74133
                                                                  (918) 254-4997



                                January 25, 2006



Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549


          RE:  IDEA SPORTS ENTERTAINMENT GROUP, INC.
               FILE NO. 0-23100

Dear Mr. Gordon:

         Pursuant to our discussions and your letter dated November 15, 2005, this letter shall serve as Idea Sports Entertainment Group, Inc.'s (the "Company") response to your comments on the Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005.

         Attached as Exhibit "A" is the Company's response.

         Should you need any further information, do not hesitate to contact me.




                                              Very truly yours,

                                              G. DAVID GORDON & ASSOCIATES, P.C.


                                              /s/ G. David Gordon
                                              --------------------------------
                                              G. David Gordon
GDG:saw


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Exhibit A

The following are in response to your question regarding our Form 10-KSB for the year ended December 31, 2004 and the subsequent reporting in our Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005, from your letter dated November 15, 2005.

Your comment centers on the valuation for three transactions for which warrants were issued in September and October 2004. All three transactions were valued based upon what the Company received for the warrants.

1. The first transaction, IMGI, was valued at $1,200, which was the cash in the newly formed company that the Company acquired.
2. The second transaction, the television programs, was valued at $65,458 for the acquisition of two television programs. The script for one of the programs was substantially complete at the time of acquisition and an outline had been prepared for the second script. Management elected to utilize the Black-Scholes option pricing model to value the television programs as an alternative to securing the services of someone experienced in valuing television programs. At the time of the transaction, the valuation was considered reasonable.
3. The third transaction, Gaming, was valued at zero, since the Company received an inactive shell with no assets or activity.

In each of the three transactions, management valued the assets acquired using the best available evidence of value at the time of the transaction. The methodology used to determine the value of the television programs gives rise to your principal question involving the disparity between the calculated values of the warrants in each case.

It would appear that if management's valuations are in fact representative of the value of the assets acquired, and the Company has no evidence to the contrary, then the difference must be attributed to how the transactions were traded. Management of the Company placed little if any value on the warrants which were issued; and accordingly, issued the number of warrants required to complete the transactions.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.